FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR October 25, 2005

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                   FORM 27

                  MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                   OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      October 25, 2005

3.    Press Release
      -------------

      October 25, 2005

4.    Summary of Material Change
      --------------------------

Vancouver, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB:
DYMTF) has executed a term sheet with a US-based investor who intends to lead a syndicate of investors to purchase up to US$15 million of DynaMotive securities consisting of 7% redeemable, convertible preferred shares together with 35% five year common share purchase warrant coverage. The conversion price and warrant exercise is estimated to be US$.60 per share, but the actual price will be set prior to closing. The preferred shares will have anti-dilution, board representation, protective provisions and other stipulated rights. The Financing is subject to a number of conditions including completion of due diligence, negotiation of formal documents and DynaMotive shareholders' approval. If all conditions are met, closing could occur shortly after shareholder approval is obtained which could occur as early as Nov 21, 2005.

5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Andrew Kingston
      President & CEO
      6876 Churchill Street
      Vancouver, BC V6P 5B3
      (604) 267-6013

9.    Statement of Senior Officer
      ---------------------------

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 25th day of October 2005.


                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                                 (signed)   Andrew Kingston
                                            ----------------
                                            Andrew Kingston
                                            President & CEO

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

  DYNAMOTIVE ENERGY SYSTEMS CORPORATION    News Release: October 25, 2005

    DYNAMOTIVE SIGNS TERM SHEET FOR PROPOSED US$15 MILLION FINANCING

Vancouver, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB:
DYMTF) has executed a term sheet with a US-based investor who intends to lead a syndicate of investors to purchase up to US$15 million of DynaMotive securities consisting of 7% redeemable, convertible preferred shares together with 35% five year common share purchase warrant coverage. The conversion price and warrant exercise is estimated to be US$.60 per share, but the actual price will be set prior to closing. The preferred shares will have anti-dilution, board representation, protective provisions and other stipulated rights. The Financing is subject to a number of conditions including completion of due diligence, negotiation of formal documents and DynaMotive shareholders' approval. If all conditions are met, closing could occur shortly after shareholder approval is obtained which could occur as early as Nov 21, 2005.

DynaMotive is an energy systems company that is focused in the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of its technology, the Company intends to tap into abundant organic resources that are generally discarded by the agricultural and forest industries at a cost and convert them into a renewable and environmentally friendly fuel. Examples include forestry residues, wood bark, and agricultural residues such as sugar cane bagasse. The Company has successfully converted each of these residues into BioOil and char, establishing renewable and environmentally friendly fuel sources that are available worldwide.

For more information on DynaMotive, please contact:
Corporate Communications
Tel: (604) 267-6000          Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: info@dynamotive.com   Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.